Nicole Stephenson

Mrs. Stephenson coordinates the interaction of the financial and operational aspects of Nemucore. Previously Nicole worked at PricewaterhouseCoopers LLP as a Senior Associate from 2006-2011 as a member of the PwC's Health Industries Advisory Services Biomedical Strategy Group. At PwC she specialized in identifying clinical trial operational efficiencies and regulatory compliance issues associated with clinical research in the life sciences, pharma or academic medical center space. Nicole has worked in the research setting at several top biopharmaceutical companies in Cambridge, the Massachusetts General Hospital and Florida State University. She holds a Master of Science in Biological Science from Florida State University as well as a Master of Business Administration from Boston University